Mail Stop 0407

      							June 14, 2005

Mr. Daniel Urrea
Chief Financial Officer
Nexicon, Inc.
400 Gold SW, Suite 1000
Albuquerque, NM  87102

	Re:	Nexicon, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed May 9, 2005

		Forms 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-30244

Dear Mr. Urrea:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-3

1. Please refer to the line item non-cash stock compensation expense.
Please revise to either 1) allocate the portion of non-cash stock compensation to other operating expense line items including cost of goods sold, general and administrative, and research and development, or 2) parenthetically note the amount of the equity-related charge being excluded from each related operating expense line item. Otherwise, explain to us why you believe that no portion of this line item relates to any other operating expenses.

Note 1. Summary of Significant Accounting Policies, page F-7
Segment information, page F-9

2. We note your statement that you currently operate in one business segment. However, we note that you have 2 divisions:

Nexicon Billing Systems, a wholly owned subsidiary based in Lysaker,
Norway, which provides next-generation operational billing solutions for telecom networks, enabling management, provisioning, invoicing, and maintenance of end-users for fixed wireline telephony, mobile telephony, internet, and energy utilities via a convergent interface.

Nexicon Security Solutions, a wholly owned subsidiary based in McLean, Virginia, which offers network security and video surveillance solutions for corporate, government, and military purposes. Several of Nexicon Security Solutions` products are currently deployed in U.S. Government pilot programs. Nexicon is headquartered in Albuquerque, New Mexico, near the Los Alamos, White
Sands, and Sandia National Labs.

In this regard, tell us, citing specific accounting literature, why you believe you currently operate in one business segment.

Note 13. Acquisition of Assets and Loss on Asset Impairment
OSSI, page F-17

3. We note that in exchange for all of the issued and outstanding common shares of OSSI, you issued 50,000,000 shares of common stock valued at $4,500,000. Given that as of September 31, 2003 you only had 34,715,931 shares outstanding (Form 10-QSB for the fiscal quarter ended September 30, 2003) tell us why you believe you are the accounting acquirer. In your response address criteria a. through e.
of paragraph 17 of SFAS 141.

Pluto, page F-18

4. Tell us, citing accounting literature used, your basis for recording the assets and liabilities acquired at historical cost. Tell us why you believe the excess of purchase price over the value of the assets acquired is purchased research and development. Also, tell us and disclose in future filings:
* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as - period in which material net cash inflows from significant projects are expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project`s cash flows
* In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition

Central Solutions, page F-19

5. We note that the excess of the purchase price over the value of the assets acquired has been recorded as purchased research and development in the amount of $902,000 and charged to operations during the period ended December 31, 2004. Tell us and disclose in future filings:
* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as - period in which material net cash inflows from significant projects are expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project`s cash flows
* In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Daniel Urrea
Nexicon, Inc.
June 14, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE